SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

(Amendment No. 5)

NQ Mobile Inc.
(Name of Issuer)

American Depository Shares, each ADS represents five Class A Common Shares, par value $0.0001 per share.
(Title of Class of Securities)

64118U108**
(CUSIP Number)

Ryann Yap
c/o GSR Ventures
Suite 4801, 48/F Central Plaza, 18 Harbour Road, Wanchai, Hong Kong
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

**The CUSIP number is for the American Depository Shares relating to the Class A Common Shares that trade on the New York Stock Exchange. Each ADS reflects five Class A Common Shares.

CUSIP No. 64118U108	13D	Page 2 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). GSR Ventures II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
	8	SHARED VOTING POWER 0 shares.
	9	SOLE DISPOSITIVE POWER 0 shares.
	10	SHARED DISPOSITIVE POWER 0 shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.0%
14	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP No. 64118U108	13D	Page 3 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). GSR ASSOCIATES II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
	8	SHARED VOTING POWER 0 shares.
	9	SOLE DISPOSITIVE POWER 0 shares.
	10	SHARED DISPOSITIVE POWER 0 shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.0%
14	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP No. 64118U108	13D	Page 4 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). GSR Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares.
	8	SHARED VOTING POWER 0 shares.
	9	SOLE DISPOSITIVE POWER. 0 shares.
	10	SHARED DISPOSITIVE POWER 0 shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.0%
14	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP No. 64118U108	13D	Page 5 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). GSR Partners II, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
	8	SHARED VOTING POWER 0 shares.
	9	SOLE DISPOSITIVE POWER 0 shares.
	10	SHARED DISPOSITIVE POWER 0 shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.0%
14	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP No. 64118U108	13D	Page 6 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Richard Lim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
	8	SHARED VOTING POWER 0 shares.
	9	SOLE DISPOSITIVE POWER. 0 shares.
	10	SHARED DISPOSITIVE POWER. 0 shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.0%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No. 64118U108	13D	Page 7 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sonny Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 36,000 Class A Common Shares represented by 7,200 ADSs.
	8	SHARED VOTING POWER 0 shares.
	9	SOLE DISPOSITIVE POWER. 36,000 Class A Common Shares represented by 7,200 ADSs.
	10	SHARED DISPOSITIVE POWER. 0 shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	36,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.0%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No. 64118U108	13D	Page 8 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). James Ding
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 536,500 Class A Common Shares represented by 107,300 ADS.
	8	SHARED VOTING POWER 0 shares.
	9	SOLE DISPOSITIVE POWER. 536,500 Class A Common Shares represented by 107,300 ADS.
	10	SHARED DISPOSITIVE POWER. 0 shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	536,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.1%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No. 64118U108	13D	Page 9 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Alex Pan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 18,000 Class A Common Shares represented by 3,600 ADS.
	8	SHARED VOTING POWER 0 shares.
	9	SOLE DISPOSITIVE POWER. 18,000 Class A Common Shares represented by 3,600 ADS.
	10	SHARED DISPOSITIVE POWER. 0 shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	18,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.0%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No. 64118U108	13D	Page 10 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Kevin Fong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 0 shares.
	8	SHARED VOTING POWER 0 shares.
	9	SOLE DISPOSITIVE POWER. 0 shares.
	10	SHARED DISPOSITIVE POWER. 0 shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.0%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No. 64118U108	13D	Page 11 of 16 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Ryann Yap
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENE- FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER. 10,000 shares represented by 2,000 ADS
	8	SHARED VOTING POWER 0 shares.
	9	SOLE DISPOSITIVE POWER. 10,000 shares represented by 2,000 ADS.
	10	SHARED DISPOSITIVE POWER. 0 shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.0%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP No. 64118U108	13D	Page 12 of 16 Pages

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13D initially filed on May 4, 2011, as amended by Amendment No. 1 on July 10, 2012, Amendment No. 2 on July 11, 2012, Amendment No. 3 on September 6, 2013 and Amendment No. 4 on February 13, 2015 (as amended, the “Schedule 13D”) and is being filed by (i) GSR Ventures II, L.P., a Cayman Islands limited partnership (“GSR II”); (ii) GSR Associates II, L.P., a Cayman Islands limited partnership (“Associates II”); (iii) GSR Partners II, L.P., a Cayman Islands limited partnership (“Partners II”); (iv) GSR Partners II, Ltd, a Cayman Islands exempted company (“GSR II Ltd”); (v) Richard Lim (“Lim”), a citizen of the United States; (vi) Sonny Wu (“Wu”), a citizen of Canada; (vii) James Ding (“Ding”), a citizen of Hong Kong; (viii) Alex Pan (“Pan”), a citizen of Hong Kong; (ix) Kevin Fong (“Fong”), a citizen of the United States; and (x) Ryann Yap (“Yap”), a citizen of Singapore (collectively with GSR II, Associates II, Partners II, GSR II Ltd, Lim, Wu, Ding, Pan and Fong, the “Reporting Persons”). Except as set forth below, this Amendment No. 5 does not supplement, restate or amend any of the other information disclosed in the Schedule 13D. Capitalized terms not defined in this Amendment No. 5 have the meanings ascribed to them in the Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) is amended to amend and restate the references to Rows 7-11 and 13 of the cover page for Reporting Persons as follows:

See Rows 7-11 and 13 of the cover page filed with this Amendment No. 5 for each Reporting Person.

Item 5(c) is amended to add the following information:

Between April 27, 2015 and June 3, 2015, GSR II sold 3,243,323 ADSs of the Issuer and Associates II sold 194,597 ADSs of the Issuer in block trades for a weighted average price of $3.9415 per ADS or $13,550,644.77 in the aggregate.

On November 10, 2015, Lim sold 5,000 ADSs of the Issuer for a weighted average price of $3.9500 per ADS or $19,750.03 in the aggregate.

Item 5(e) is hereby amended and restated in its entirety as follows:

The Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s Class B Common Stock or Class A Common Shares represented by ADSs on May 7, 2015.

CUSIP No. 64118U108	13D	Page 13 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

GSR Ventures II, L.P. and GSR Associates II, L.P.	/s/ Ryann Yap
By GSR Partners II, L.P.	Signature
Their General Partner
By GSR Partners II, Ltd	Ryann Yap
Its General Partner	Director

GSR Partners II, L.P.	/s/ Ryann Yap
By GSR Partners II, Ltd	Signature
Its General Partner
Ryann Yap
Director

GSR Partners II, Ltd	/s/ Ryann Yap
Signature

Ryann Yap
Director

Richard Lim	/s/ Ryann Yap
Ryann Yap, Attorney-in-Fact

Sonny Wu	/s/ Ryann Yap
Ryann Yap, Attorney-in-Fact

James Ding	/s/ Ryann Yap
Ryann Yap, Attorney-in-Fact

Alex Pan	/s/ Ryann Yap
Ryann Yap, Attorney-in-Fact

Kevin Fong	/s/ Ryann Yap
Ryann Yap, Attorney-in-Fact

Ryann Yap	/s/ Ryann Yap
Ryann Yap, Attorney-in-Fact

CUSIP No. 64118U108	13D	Page 14 of 16 Pages

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing.
B	Power of Attorney.

CUSIP No. 64118U108	13D	Page 15 of 16 Pages

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of NQ Mobile, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP No. 64118U108	13D	Page 16 of 16 Pages

EXHIBIT B

POWER OF ATTORNEY

Ryann Yap has signed this Schedule 13D as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.